

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

May 31, 2017

Justin Bailey
Chief Executive Officer
Fig Publishing, Inc.
599 Third St., Suite 211
San Francisco, CA 94107

> **Re:**   **Fig Publishing, Inc.**
> **Post-qualification Amendment to Offering Statement on Form 1-A**
> **Filed May 11, 2017**
> **File No. 024-10507**

Dear Mr. Bailey:

We have reviewed your post-qualification amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Summary

Publishing Services, page 3

1.   You state that your publishing services include "distribution" and "providing advice and consultation services to developers."   You also state that under "the Phoenix Point License Agreement, Snapshot will collect most or all of the receipts from distributors from the sale of Phoenix Point, net of distributor fees, and then allocate such receipts among itself, Fig and any third-party co-publisher(s)." Revise your disclosure to clarify the role Fig plays in the distribution process.

The Current Game, Developer and Shares

The Developer, page 51

2.   You state that "Fig believes, and Snapshot has reported to Fig that it believes, that the funds from the Fig crowdfunding campaign and internal investment by Snapshot will be sufficient to complete the development of Phoenix Point to a commercially marketable level, consistent with the Phoenix Point License Agreement. Revise to describe the basis for Fig's belief.

        Please contact Ivan Griswold, Staff Attorney, at (202) 551-3853 or me at (202) 551-3735 any other questions.

                                        Sincerely,

                                        /s/ Barbara C. Jacobs

                                        Barbara C. Jacobs
                                        Assistant Director
                                        Office of Information Technologies
                                        and Services.

cc: Richard Baumann, Esq.,
        Ellenoff Grossman & Schole LLP